

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2021

Peter (Peizhi) Luo
Chief Executive Officer
Adagene Inc.
4F, Building C14, No. 218,
Xinghu Street, Suzhou Industrial Park
Suzhou, Jiangsu Province, 215123
People's Republic of China

Re: Adagene Inc.
Registration Statement on Form F-1
Exhibit Nos. 10.7, 10.8, 10.9, 10.10, 10.11, 10.12 and 10.14
Filed February 5, 2021
File No. 333-252210

Dear Dr. Luo:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance

cc: Li Hi, Esq.